As filed with the Securities and Exchange Commission on February 23, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Western Asset Intermediate Muni Fund Inc.

(Name of Subject Company (issuer))

Western Asset Intermediate Muni Fund Inc.

(Name of Filing Person (offeror))

Series M Municipal Auction Rate Cumulative Preferred Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

958435208

(CUSIP Number of Class of Securities)

Robert I. Frenkel

Secretary and Chief Legal Officer

Western Asset Intermediate Muni Fund Inc.

100 First Stamford Place, 6th Floor

Stamford Connecticut 06902

(203) 703-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$45,000,000(a)	$5,229(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 2,000 shares in the offer, based upon a price of 90% of the liquidation preference of $25,000 per share (or $22,500 per share).
(b)	Previously paid. Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed by Western Asset Intermediate Muni Fund Inc., a Maryland corporation (the “Fund”), on January 22, 2015, as amended by Amendment No. 1 filed on February 2, 2015, relating to the Fund’s offer to purchase for cash up to 100% of the Fund’s outstanding shares of Series M Municipal Auction Rate Cumulative Preferred Stock, par value $0.001 per share (the “Preferred Stock”), at 90% of the liquidation preference of $25,000 per share (or $22,500 per share), plus any unpaid dividends accrued through the termination date of this tender offer, upon the terms and subject to the conditions contained in the Offer to Purchase dated January 22, 2015 and the related Letter of Transmittal copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO filed on January 22, 2015.

Filed herewith as Exhibit (a)(5)(ii) and incorporated by reference is a copy of the press release issued by the Fund dated February 23, 2015, announcing the preliminary results of its offer.

ITEMS 1	THROUGH 9 AND ITEM 11

The information set forth in the Offer to Purchase and the related Letter of Transmittal, each filed as an exhibit to the Fund’s Schedule TO on January 22, 2015, is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10.

(a) The information set forth in the Offer to Purchase under Section 8 (“Selected Financial Information”) is incorporated herein by reference. In addition, the Fund’s annual report to stockholders for the year ended November 30, 2014 filed on Form N-CSR on January 23, 2015 is incorporated herein by reference.

(b) Not applicable.

ITEM 12.	EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated January 22, 2015.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of Notice of Withdrawal.*

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press Release issued on January 22, 2015.*

(a)(5)(ii)	Press Release issued on February 23, 2015.

(b)	None.

(d)	None.

(e)	None.

(g)	None.

(h)	None.

*	Previously filed with the Fund’s Schedule TO, filed January 22, 2015, and incorporated herein by reference.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN ASSET INTERMEDIATE MUNI FUND INC.

By:	/s/ Kenneth D. Fuller
Name:	Kenneth D. Fuller
Title:	Chairman, President and Chief Executive Officer

Dated February 23, 2015